November 27, 2007

VIA U.S. MAIL AND FAX (305)856-7342

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

> **Re:** **HMG/Courtland Properties, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-07865**

Dear Mr. Rothstein:

We have reviewed your response letter dated November 5, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Comprehensive Income, page 26

1.   We have considered your response to our prior comment 1 and are unclear how the requirements of SFAS 131 would have any impact on your income statement presentation. Revise your income statement presentation to comply with the requirements of Rule 5-03 of Regulation S-X or explain to us why no revision is necessary.

5. Other Investments, page 42

2.   It appears that your investment in the restaurant in Key West, Florida should have been accounted for using the equity method in accordance with EITF Topic D-46. Please tell us the effect accounting for this investment using the equity method would have had on your financial statements for all periods presented in your Form 10-K for the year ended December 31, 2006. This would include recording your cumulative share of earnings or loss of the partnership from the date of acquisition of your interest through the earliest period presented in your financial statements (December 31, 2005) and the impact that recording such an adjustment would have had on the impairment loss that was recorded for the year ended December 31, 2006.

        Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief